Transaction Value

	Transaction Value	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$19,705,645	$147.60 per $1,000.00	$2,908.55
Fees Previously Paid	$-	$-	$-
Total Transactional Value	$19,705,645	$-	$2,908.55
Total Fees Due for Filing	$-	$-	$-
Total Fees Previously Paid	$-	$-	$-
Total Fee Offsets	$-	$-	$-
Net Fee Due	$-	$-	$2,908.55